Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE:        (212) 403 - 1000

FACSIMILE:      (212) 403 - 2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

LEONARD M. ROSEN (1965-2014)

_______________

OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

September 11, 2015

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

HEWLETT PACKARD ENTERPRISE COMPANY PURSUANT TO 17 C.F.R. 200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE

VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN

REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION

THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THE

EDGAR VERSION WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA FEDEX AND EDGAR

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewlett Packard Enterprise Company
Amendment No. 1 to Registration Statement on Form 10
Filed August 10, 2015
File No. 001-37483

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0001

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

Dear Ms. Jacobs:

On behalf of our client, Hewlett Packard Enterprise Company (the “Company”), we are providing the Company’s responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 2, 2015, with respect to the filing referenced above (the “September 2, 2015 Comment Letter”). For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company has requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been filed electronically on the Commission’s EDGAR system as correspondence with the omitted information in the version filed via the EDGAR system identified by the mark “[***].”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 58

We note your response to prior comment 24 and your response to prior comment 1 from your letter dated June 9, 2015 relating to Hewlett Packard Company’s Form 10-K for the fiscal year ended October 31, 2014. However, based on our telephone call with the company’s representatives on August 26, 2015, we understand that the EG segment manager reviews operating results information, including gross margins, for the business units included within the EG segment. Accordingly, for those business units it appears that discrete financial information is available that is reviewed by the segment manager. The business units also appear to be businesses as defined in ASC 805-10-55-4 through 55-9. If so, it appears that the business units within the EG segment represent components that are reporting units, as defined in ASC 350-20-35-34. Please clarify why you do not believe the business units represent components that are reporting units as defined by ASC 350-20-35-34 and ASC 350-20-55-1 to 5. Please also provide us with the reporting packages for the quarterly periods ended October 31, 2013 and January 31, 2014 that the EG segment manager reviewed in assessing operating results for the segment and each of the business units discussed in the August 26, 2015 telephone call. If not otherwise evident, please quantify the corporate allocations included in the EG segment results that are not included in the business unit results. Also please describe the types of the corporate costs allocated and which types constitute the significant portion of that allocation.

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0002

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

Rule 83 confidential treatment request made by Hewlett Packard Enterprise Company; Request Number 1.

Response: The Company acknowledges that the determination of reporting units under ASC 350-20-35-34 is a matter of significant judgment. In this response to the Staff’s comments will, the Company cover three points. First, the Company outlines its belief that these business units are not components [***] and as such should not be considered discrete financial information. Second, the Company has also evaluated the guidance in ASC 350-20-35-35 and reached a conclusion that if the business units within EG were components, the Company would conclude that the business units have similar economic characteristics such that they should be aggregated into one reporting unit. [***]

Discrete Financial Information Assessment

The Company respectfully advises the Staff that it believes the business units within its EG segment do not represent components that are reporting units as defined by ASC 350-20-35-34 and ASC 350-20-55-1 to 5 [***] The Company interprets discrete financial information based upon its internal reporting structure. [***] Per the Staff’s request, the Company is supplementally providing the Staff on a confidential basis with the reporting packages that the EG segment manager reviewed for the three months ended October 31, 2013 and January 31, 2014 referenced in the September 2, 2015 Comment Letter.

[***]

[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]
[***]	[***]	[***]

[***]

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0003

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

Aggregation Assessment

As discussed on the Company’s August 26, 2015 call with the Staff, in the first quarter of fiscal 2014 the Company completed the integration of the Company’s ESSN hardware-related business units with the TS business unit to align the Company’s product and service offerings with its go-to-market strategy. [***]

Given the subjectivity associated with determining what data constitutes discrete financial information, the Company had previously considered whether the business units within ESSN met the aggregation criteria of ASC 350-20-35-35. In making this assessment, the Company first considered the aggregation criteria outlined in ASC 280-10-50-11 as discussed below. In addition, at the time the Company made the changes to its reporting units in the first quarter of 2014, the Company contemporaneously analyzed the ESSN and TS reporting units included within EG to determine if they also met the aggregation criteria outlined in ASC 350. In the following discussion, the Company has summarized how the aggregation criteria were initially considered with regard to ESSN and then subsequently how the criteria were reconsidered in the first quarter of fiscal year 2014 with regard to the further aggregation of ESSN and TS.

Before reviewing the Company’s application of the aggregation criteria outlined in ASC 350 and ASC 280, the Company believes that providing the Staff with some background on its industry and the current trends could be beneficial. As discussed above and in response to the Staff’s prior comments, the Company merged its ESSN and TS business in the first fiscal quarter of 2014. The merger of these two historical reporting units was done strategically, as industry trends and customer demands have been and are continuing to migrate from traditional IT purchases of standalone devices toward integrated solutions. The Company’s major competitors are expanding their product and service offerings by further integrating their products and solutions. [***]

In determining that the business units within ESSN (if they were to represent components that are reporting units) and TS met the aggregation criteria of ASC 350-20-35-35, the Company first considered the following aggregation criteria outlined in ASC 280-10-50-11. The guidance acknowledges that the aggregation of components for reporting unit identification is more qualitative than quantitative and therefore not every factor needs to be met for components to qualify for aggregation:

1.	Similar long-term financial performance

[***]

[***]

[***]

2.	Nature of products and services

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0004

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

In regards to the nature of EG’s products and services, they are all similar in that they support the computer networking or infrastructure needs of enterprise customers. The EG portfolio has solutions for a variety of operating environments that address a wide range of customer challenges. More frequently, customers are looking for integrated solutions that combine computing, storage, networking components and services. Customers want the server, storage and networking infrastructure simplified and automated as much as possible. The business units within ESSN support and benefit each other as they develop products built on complementary technology platforms that more easily work together in a “plug and play” environment. [***]

3.	Nature of production processes

[***]

4.	Type or class of customer for their products and services

[***]

5.	Methods used to distribute their products or provide services

All ESSN products and TS maintenance contracts are sold in the same fashion through the previously described distribution channels. ESSN products (servers, storage and networking equipment) are purchased together with maintenance services (TS) to build technology infrastructure for the Company’s customers. As part of the integration of the business units in the first quarter of fiscal 2014, [***]

The Company notes that while ASC 350-20-55-7 requires consideration of the above factors outlined in ASC 280-10-50-11, it also indicates that every factor need not be met in order for two components to be considered economically similar. Additionally, management considered the following four additional criteria outlined in ASC 350-20-55-7:

(i)	The manner in which an entity operates its business and the nature of those operations

As discussed on the Company’s call with the Staff on August 26, 2015 [***]

(ii)	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

[***]

(iii)	The extent to which the component businesses share assets and other resources, as might be evidenced by transfer pricing mechanisms

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0005

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

[***]

(iv).	Whether components support and benefit from common research and development projects

The Company’s research and development efforts are focused on designing and developing products, services and solutions that anticipate customers’ changing needs and desires and emerging technological trends. [***]

Historical Financial Statements Assessment

[***]

[***]

Conclusion

The Company respectfully advises the Staff that for the reasons described above it does not believe the business units within the EG segment represent components that are reporting units, as defined in ASC 350-20-35-34. The Company does however acknowledges that the application of this guidance involves significant judgment and could result in the Staff reaching a different conclusion. As a result, the Company has also evaluated whether it would be appropriate to aggregate such components for purposes of determining its reporting units in accordance with ASC 350-20-35-35 and ASC 280-10-50-11. The Company previously updated its assessment contemporaneously with the integration of ESSN and TS and concluded that there is a compelling rationale that they should be aggregated, for the reasons described above. [***]

The Company is supplementally and on a confidential basis providing the Staff with the reporting packages for the three months ended October 31, 2013 and January 31, 2014 referenced in the September 2, 2015 Comment Letter (the “Supplemental Information”). The Supplemental Information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests that such materials be destroyed or returned promptly to us following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the Supplemental Information pursuant to the provisions of 17 C.F.R. § 200.83.

The Company requests that the information contained in Request Number 1 be treated as confidential information and that the Commission provide timely notice to the undersigned before it permits any disclosure of the highlighted information.

*        *        *

In response to your request, the Company acknowledges that:

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0006

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

September 11, 2015

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

cc:	Rishi Varma
Senior Vice President and Deputy General Counsel
Hewlett-Packard Company

CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT PACKARD ENTERPRISE COMPANY	HPE_0007